August 24, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ernest Greene

John Cash

Erin Purnell

Anne Parker

Division of Corporation Finance

Office of Manufacturing

Re:	Wallbox B.V.

Registration Statement on Form F-4

Filed July 14, 2021

File No. 333-257898

Ladies and Gentlemen:

On behalf of our client, Wallbox B.V. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 10, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 filed with the Commission by the Company on July 14, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form F-4

Cover Page

1.

Please revise your disclosure on the cover page to state that Holdco will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Identify the controlling stockholders and state that they will collectively control approximately 61.5% of the voting power of Holdco’s capital stock.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page to the prospectus.

Q: What interests do the Sponsor, Kensington Initial Stockholders..., page 13

2.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14, 34, 102 and 119. There are no expenses for which the Sponsor or Kensington’s officers or directors are awaiting reimbursement, and no fees that are dependent on the completion of the Business Combination are payable to them.

3.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 14, 34, 103 and 119 .

Wallbox Prospective Financial Information, page 30

4.

We note that the Wallbox provided to the Kensington Board forecasts through year 2027. Please provide an explanation for the basis of the projections beyond year three (i.e. year 2024). Disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total gross profit, including $962 million in 2027. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it believes that providing projections beyond year three provided Kensington with useful information about the future growth potential for Wallbox which is not captured in years 2021 through 2024, with 2024 being the first year in which Wallbox is expected to attain profitability. Much of the growth projected for these outer years assumes rapid growth in EV adoption and the Company has revised the disclosure on pages 29 and 30 to reflect the Staff’s comments regarding disclosure of trends, assumptions and contingencies.

5.

We note your attempt to limit reliance on the financial projections. Please explain the basis for your ability to disclaim responsibility for the information that you disclose, and in doing so, please explain what you mean by the phrase “except to the extent required by applicable federal securities laws.”

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 29 to remove the relevant reference disclaiming responsibility for such information.

Risk Factors, page 47

6.

We note that the introductory paragraph to this section includes a reference to Kensington’s final prospectus filed on February 26, 2021 and subsequent Form 10-Qs. Since you are not eligible to incorporate by reference, please remove these references and include all material risks in this proxy statement/prospectus.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 46 to remove the references to Kensington’s filings.

Many of Wallbox’s customers are not under long-term contracts..., page 54

7.	Please provide an approximate percentage of the number of customers that have long-term commitments versus how many have contracts that are one to three years in duration.

Response

The Company acknowledges the Staff’s comment and advises the Staff that its customers are generally in the category of either consumers, distributor partners, potential acquirers of its Supernova charging stations (such as local utilities) pursuant to non-binding letters of intent, or fleets and other business customers. None of these customers have entered into contracts with the Company of greater than one year with minimum purchase obligations and the Company has revised the disclosure on page 53 accordingly.

Holdco may redeem your unexpired Holdco Warrants..., page 80

8.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response

The Company acknowledges the Staff’s comment and added a risk factor on page 80.

Risks Related to the Business Combination, page 89

9.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response

The Company acknowledges the Staff’s comment and added a risk factor on page 92.

10.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response

The Company acknowledges the Staff’s comment and added a risk factor on page 92.

If the Business Combination does not qualify as a reorganization..., page 93

11.

We note that tax counsel is not providing an opinion regarding whether the merger will qualify as a reorganization under Section 368 of the Code. Please revise your disclosure to state, if true, that tax counsel is unable to provide an opinion. Please have counsel revise the language in Exhibit 8.1 as well.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 93 and 132. Additionally, Hughes Hubbard & Reed has updated the language in its opinion in response to the Staff’s comment.

Ownership of Holdco, page 110

12.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 111.

Background of the Business Combination, page 111

13.

We note your disclosure on page 112 that Barclays and Drake Star Partners acted as financial advisors to Wallbox and your disclosure on page 113 that UBS and Barclays were engaged as financial advisors to Kensington. Please revise your disclosure to provide additional detail regarding the role that these third-parties played in the proposed transaction. Please clarify whether the financial advisors delivered any reports to the boards that were materially related to the transaction.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 114 to provide additional detail on the nature of such third-parties’ roles in the proposed transaction. The Company respectfully advises the Staff that such advisors did not provide any reports materially related to the transaction that would be required to be furnished pursuant to Item 4(b) of Form F-4.

14.

We note your disclosure on page 112 that Kensington contacted companies that it believed could be publicly-traded and received feedback on 86 of them. Please revise to explain the extent to which it engaged in discussions with any of the other companies it contacted.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 112.

15.

Please add specific information with respect to the transaction terms proposed at each stage of negotiation. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 113 and 115.

Redemption Rights, page 116

16.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 120 and has updated the table on page 172.

17.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 120.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 169

18.	Please revise your balance sheets as of December 31, 2020 to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Response

The Company acknowledges the Staff’s comment and has revised the condensed balance sheets as of December 31, 2020 on pages 173 and 174 of the Registration Statement to include the authorized, issued and outstanding number of shares on a historical and pro forma basis.

19.

On page 26, you indicate that Kensington should have at least $250 million in the aggregate in (A) its Trust Account (after giving effect to the Kensington Stockholder Redemption) plus (B) cash proceeds received in connection with the PIPE, excluding payments in respect of certain transaction expenses. Given the disclosure that there is a minimum consolidated cash balance requirement of $250 million, please clarify why the pro forma balance of cash and cash equivalents under Scenario 2 appears to be less than that requirement.

Response

The Company acknowledges the Staff’s comment and has revised the statement on page 26 to remove “excluding payments in respect of certain transaction expenses.”

The Company advices the Staff that, pursuant to the Business Combination Agreement, the minimum cash balance requirement of $250 million represents the amount of cash to be delivered by Kensington equal to (i) the cash held in the Trust Account after giving effect to the Kensington shareholder redemption and (ii) aggregate proceeds from the PIPE Financing. Pursuant to the Business Combination Agreement, the minimum cash balance is calculated without reduction for any payments in respect of Outstanding Kensington Transaction Expenses. Accordingly, the pro forma balance of cash and cash equivalent under the “Assuming Maximum Redemptions” scenario is less than the minimum cash balance as a result of the transaction expenses, which are not included in the calculation of the minimum cash balance.

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss For the Year Ended December 31, 2020, page 171

20.

In regard to the income tax expense recorded during period ended December 31, 2020, we note you have not included any pro forma adjustments related to income taxes. Given the changes in operating expenses and finance costs under each redemption scenario, please clarify how you determined no pro forma adjustments related to income taxes are necessary.

Response

The Company acknowledges the Staff’s comment and refers the Staff to the following disclosure on page 177 of the Registration Statement:

“The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented. Wallbox management believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented.”

The Company believes that the existence of unused tax losses evidences that future taxable profit may not be available to the combined company. Wallbox management considered all evidence available and determined that there was no sufficient positive evidence outweighing existing negative evidence to support that it is probable that future taxable profits will be available against which to offset the tax losses. As a result, a valuation allowance would be provided against any deferred tax asset related to the changes in operating expenses and finance costs under each redemption scenario, and no income tax credit would result for these changes in the Unaudited Pro Forma Condensed Combined Statement of Profit or Loss. As a result, the Company determined that no pro forma adjustments related income taxes are necessary.

Customers and Strategic Partnerships, page 186

21.	Please file the non-binding letter of intent with Iberdrola as an exhibit to the proxy statement/prospectus and describe the material terms of the agreement.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 190 and 287 to describe the material terms of the non-binding letter of intent with Iberdrola and has included the agreement as Exhibit 20.1 to the Registration Statement.

Liquidity and Capital Resources, page 203

22.

On page 74, you indicate that you are a holding company with no operations of your own and, as such, you depend on your subsidiaries for cash to fund your operations and expenses, including future dividend payments, if any. To the extent applicable, please revise your financial statements to provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 73 and 207 to describe the restrictions contained in Wallbox’s loan agreement on the ability Wallbox to make distributions to HoldCo in the form of cash dividends, loans or advances. Furthermore, Company respectfully submits that the materiality of such restrictions should be assessed in light of the Company’s disclosure that “for the foreseeable future, [HoldCo] intends to retain all available funds and any future earnings to fund the development and expansion of our business” and does not intend to pay dividends over such period.

The historical financial information of Wallbox B.V. has not been included in the Registration Statement as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented therein. Because Wallbox B.V. will have no interest in any operations other than those of Wall Box Chargers, S.L. and its subsidiaries, the historical consolidated financial information included in the Registration Statement are those of Wall Box Chargers, S.L. and its subsidiaries. As a result, no assessment was made of the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X in the financial statements presented in the Registration Statement, as there are currently no restrictions on the ability to make distributions to Wall Box Chargers, S.L. in the form of cash dividends, loans or advances.

Critical Accounting Policies and Estimates, page 205

23.

We note your critical accounting policy disclosures related to revenue recognition, impairment of non-current assets (including Goodwill), business combinations (including put option liabilities), and share based payment appear to repeat the disclosures in your summary of significant accounting policies footnote. Please be advised these disclosures are meant to provide investors greater insight into the quality and variability of information regarding your financial condition and operating performance. While accounting policy notes in financial statements generally describe the methods used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from application over time. For example, please expand your disclosures to quantify and discuss the impact of your estimates related to enforceable rights, material rights, variable considerations, cash flow assumptions used for goodwill impairment and fair value of your business combinations, and assumptions and estimates used to value put option liabilities and stock-based compensation and to address how management estimated the amounts, including management’s accuracy of prior estimates relative to actual experience, where applicable.

Response

The Company respectfully submits that the disclosures included in critical accounting policies in the MD&A are consistent with Note 3 “Use of Judgments and Estimates” in the Company’s financial statements, which are required disclosures in IFRS financial statements. These are in addition to and separate from the Company’s “Significant Accounting Policies” included in Note 5 to the financial statements. The Company has generally conformed its disclosures to the required disclosures under IFRS; however, the Company acknowledges the Staff’s comment and has revised the disclosure on pages 211, 212, 213 and 214 to, among other things, quantify and discuss the impact of estimates and judgments, which are cross referenced in the Note 3 to the financial statements to other relevant notes to the financial statements containing such disclosures.

Anti-Dilution Adjustments, page 252

24.

We understand the sponsor will receive additional securities pursuant to an antidilution adjustment based on the company’s additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as acknowledged by the Sponsor in the fourth “whereas” clause of the Sponsor Support Agreement filed as an exhibit to the Registration Statement, the transaction structure does not give rise to any anti-dilution adjustments pursuant to Article IV, Section 4.3(b)(ii) of Kensington’s Amended and Restated Certificate of Incorporation because no equity or equity-linked securities will be issued by Kensington in connection with the Business Combination. The Company has revised the disclosure on page 285 accordingly.

Beneficial Ownership of Holdco Securities, page 283

25.	Please revise your disclosure in this section to more prominently address the dual class structure of the Holdco shares and the voting control of the Class B shareholders.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 289.

Financial Statements

6. Business Combination, page F-66

26.	Please demonstrate to us how you determined that no additional financial statements are required under Rule 3-05 of Regulation S-X related to your acquisitions during the year ended December 31, 2020.

Response

The Company respectfully advises the Staff that it has assessed the significance of its acquisitions in fiscal year 2020 of each of Intelligent Solutions AS (“Intelligent Solutions”) and Electromaps, S.L. (“Electromaps” and, together with Intelligent Solutions, each, an “Acquisition” and, collectively, the “Acquisitions”), which require both the numerator and denominator in the respective significance tests to be calculated using total assets, purchase price, revenue and income (loss) before income taxes of the

Company, and each of the Acquisitions as of and for the year ended December 31, 2019. The Company respectfully advises the Staff, that, as noted in the table below, neither Acquisition individually met the threshold to be considered an individually significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as none of the asset, investment or income tests exceeded the 20% significance threshold nor did the Acquisitions meet the aggregate significance tests, as none of the asset, investment or income tests exceeded the 50% significance threshold in the aggregate. As such, the Company has not included either Acquisition’s financial statements in the Registration Statement.

Significance Test	Intelligent Solutions	Electromaps	Aggregate

Asset Test	2%	1%	3%

Investment Test	8%	13%	21%

Income Test

Income Component	<1%	<1%	<1%

Revenue Component	21%	2%	23%

Exhibit Index, page II-2

27.	You have included a symbol indicating that information has been excluded from certain exhibits. Please identify the exhibits from which you have excluded information.

Response

The Company acknowledges the Staff’s comment and respectfully submits that it has removed the symbol from the exhibit index.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Ryan Maierson at 1.713.546.7420.

Very truly yours,

/s/ Ryan J. Maierson Ryan J. Maierson, Latham & Watkins LLP

cc:	Juan Sagales, Wallbox B.V

Charles A. Samuelson, Hughes Hubbard & Reed LLP